WORTHPOINT CORPORATION
CONSOLIDATED BALANCE SHEETS
AS OF JUNE 30, 2016 AND DECEMBER 31, 2015
(unaudited)

	June 30, 2016	December 31, 2015
Assets		
Current assets:		
Cash	$ 58,288	$ 92,379
Accounts receivable, net	85,994	97,508
Deferred offering costs	12,825	-
Other current assets	81,108	54,817
Total current assets	238,215	244,704
Property and equipment, net	3,376	4,126
Intangible assets, net	2,437,990	2,257,529
Other assets	11,532	24,842
Total assets	$ 2,691,113	$ 2,531,201
Liabilities and Stockholders' Equity		
Current liabilities:		
Accounts payable	$ 434,275	$ 276,968
Accrued liabilities	13,875	10,713
Deferred revenue	283,633	204,331
Related party advances	114,833	122,400
Note payable - current	94,236	97,236
Line of credit	175,000	-
Total current liabilities	1,115,852	711,648
Line of credit	-	150,000
Note payable - long term, net of current portion	387,169	428,511
Convertible debt - related parties, net of discount	96,185	-
Total liabilities	1,599,206	1,290,159
Commitments and contingencies (Note 5)	-	-
Stockholders' Equity:		
Preferred Series A, $0.001 par value 884,550 shares authorized, 884,550 issued and outstanding at June 30, 2016 and December 31, 2015, respectively	808,399	808,399
Preferred Series A-1, $0.001 par value 4,411,628 shares authorized, 4,385,141 issued and outstanding at June 30, 2016 and December 31, 2015, respectively	15,226,755	15,226,755
Common stock, $0.001 par value, 11,703,822 shares authorized; 3,204,024 and 3,150,237 shares issued and outstanding at June 30, 2016 and December 31, 2015, respectively	3,204	3,150
Additional paid-in capital	1,130,335	1,075,222
Accumulated deficit	(16,076,786)	(15,872,484)
Total stockholders' equity	1,091,907	1,241,042
Total liabilities and stockholders' equity	$ 2,691,113	$ 2,531,201

The accompanying notes are an integral part of these consolidated financial statements.

WORTHPOINT CORPORATION
CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE SIX MONTHS ENDED JUNE 30, 2016 AND 2015
(unaudited)

	June 30, 2016	June 30, 2015
Revenues	$ 1,404,097	$ 1,437,172
Cost of revenues	506,201	433,398
Gross profit	897,896	1,003,774
Operating Expenses:		
General and administrative	561,894	566,078
Sales and marketing	284,338	211,206
Research and development	224,960	197,815
Total operating expenses	1,071,192	975,099
Operating income	(173,296)	28,675
Other (income) expense :		
Interest expense	31,006	56,415
Other income	-	(58,846)
Total other (income) expense	31,006	(2,431)
Net income (loss)	$ (204,302)	$ 31,106

The accompanying notes are an integral part of these consolidated financial statements.

WORTHPOINT CORPORATION
CONSOLIDATED STATEMENTS CASH FLOWS
FOR THE SIX MONTHS ENDED JUNE 30, 2016 AND 2015
(unaudited)

	June 30, 2016	June 30, 2015
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income (loss)	$ (204,302)	$ 31,106
Adjustments to reconcile net income (loss) to net cash used in operating activities:		
Depreciation	750	9,043
Amortization	131,339	108,437
Allowance for doubtful accounts	13,493	-
Amortization of debt discount	480	-
Stock-based compensation	45,834	12,574
Changes in operating assets and liabilities:		
Accounts receivable	(1,979)	(11,084)
Other current assets	(26,291)	(42,673)
Accounts payable	157,307	93,116
Accrued liabilities	3,162	25,230
Deferred revenue	79,302	43,051
Net cash provided by operating activities	199,095	268,800
CASH FLOWS FROM INVESTING ACTIVITIES:		
Amount paid for investment	-	(125,000)
Deposits and other	13,310	-
Purchase of intangible assets	(311,800)	(241,002)
Net cash used in investing activities	(298,490)	(366,002)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Repayment on related party advances, net	(7,029)	(40,755)
Deferred offering costs	(12,825)	-
Proceeds (repayment) from line of credit, net	25,000	(108,007)
Repayments of notes payable	(44,342)	(38,989)
Proceeds from convertible debt	-	45,000
Proceeds from convertible debt - related parties	104,500	205,000
Net cash provided by (used in) financing activities	65,304	62,249
Decrease in cash and cash equivalents	(34,091)	(34,953)
Cash and cash equivalents, beginning of year	92,379	76,366
Cash and cash equivalents, end of period	$ 58,288	$ 41,413
Supplemental disclosures of cash flow information:		
Cash paid for interest	$ 31,006	$ 37,837
Cash paid for income taxes	$ -	$ -
Non cash investing and financing activities:		
Relative fair value of warrants issued with convertible debt	$ 8,795	$ -
Investment purchased with note payable	$ -	$ 125,000

The accompanying notes are an integral part of these consolidated financial statements.

NOTE 1 – NATURE OF OPERATIONS

WorthPoint Corporation was incorporated on January 16, 2007 ("Inception") in the State of Delaware. The Company's headquarters are located in Atlanta, Georgia. The Company has developed a suite of online and mobile offerings consisting of a database for researching and valuing antiques, art and collectibles, a detailed catalog of Maker's Marks and other identifying indicators, as well as access to a library of reference books and price guides from leading publishers in a wide range of antiques and collecting categories. The consolidated financial statements of WorthPoint Corporation and subsidiaries (which may be referred to as "WorthPoint," the "Company," "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The accompanying unaudited consolidated financial statements of WorthPoint have been prepared in accordance with Accounting Principles Generally Accepted in the United States of America (GAAP) for interim financial information and in accordance with Rule 8-03 of Regulation S-X per Regulation A requirements. Certain information and disclosures normally included in the annual consolidated financial statements prepared in accordance with GAAP have been condensed or omitted pursuant to such rules and regulations. In the opinion of management, all adjustments, consisting of normal recurring adjustments considered necessary for a fair presentation, have been included. These interim consolidated financial statements should be read in conjunction with the audited annual financial statements of the Company for the six months ended December 31, 2015 and 2014. The results of operations for the six months ended June 30, 2016 are not necessarily indicative of the results that may be expected for the full year.

Principles of Consolidation
The accompanying consolidated financial statements include the accounts of WorthPoint Corporation and Subsidiaries, WorthPoint (Ireland) Limited, WPGA Holding Corp, and GoAntiques, Inc. its wholly-owned subsidiaries. Significant intercompany balances and transactions have been eliminated in consolidation.

Use of Estimates
The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of revenues and expenses during the reporting period. Actual results could materially differ from these estimates. Significant estimates include, but are not limited to, recoverability of property and equipment and long-lived assets, valuation of stock options, and the valuation allowance related to deferred tax assets. It is reasonably possible that changes in estimates will occur in the near term.

Accounts Receivable
Accounts receivable are recorded at the invoiced amount and are non-interest-bearing. Accounts receivable primarily consists of credit card charges processed by the Company's credit card processors but not yet deposited into a Company bank account and receivables related to display services for which payment terms are provided. The Company maintains an allowance for doubtful accounts to reserve for potential uncollectible receivables. The allowance for doubtful accounts was $13,493 and zero as of June 30, 2016 and 2015, respectively.

Content Databases
Content databases consists of a database for researching valuing antiques, art and collectibles, a detailed catalog of Maker's Marks and other identifying indicators, as well as access to a library of reference books and price guides from leading publishers that the Company has accumulated in its databases. These records have been digitized and indexed to allow subscribers to search and view the content online and include the costs to acquire or license the historical records, costs incurred by Company employees or by third parties to scan, key and index the content and the fair value allocated to content databases in business acquisitions. The Company generally amortizes content databases on a straight-line basis over 10 years after the content acquired. The amortization expense associated with content databases is included in cost of subscription revenues in the consolidated statements of operations.

Investment in Securities

The Company's investments consisting of preferred shares of non-controlled entities are accounted for on the cost basis.

In May 2015, the Company entered into an agreement to purchase 2,500,000 preferred shares in Search Find Sell, Inc. ("SFS"), which represented a 25% stake on a fully diluted basis, for $75,000 in cash and $175,000 in the form of a short term note. The Company determined that the cost investment method was appropriate as management has been unable to excerpt significant influence over SFS from the time of the investment and the shareholders of SFS is concentrated to a large degree which nullifies the Company's influence over SFS. Since the time at which the investment has made, SFS has not succeeded in its business plan and requires significant capital to continue to operate. The Company determined that there is an other than temporary impairment of the investment and accordingly, the full value of the investment was deemed impaired as of December 31, 2015. As of June 30, 2015, the Company maintained the full value of the investment and owed $125,000 under the short term note.

Preferred Stock

ASC 480, Distinguishing Liabilities from Equity, includes standards for how an issuer of equity (including equity shares issued by consolidated entities) classifies and measures on its balance sheet certain financial instruments with characteristics of both liabilities and equity.

Management is required to determine the presentation for the preferred stock as a result of the redemption and conversion provisions, among other provisions in the agreement. Specifically, management is required to determine whether the embedded conversion feature in the preferred stock is clearly and closely related to the host instrument, and whether the bifurcation of the conversion feature is required and whether the conversion feature should be accounted for as a derivative instrument. If the host instrument and conversion feature are determined to be clearly and closely related (both more akin to equity), derivative liability accounting under ASC 815, Derivatives and Hedging, is not required. Management determined that the host contract of the preferred stock is more akin to equity, and accordingly, derivative liability accounting is not required by the Company. In addition, the Company has presented preferred stock within stockholders' equity.

Costs incurred directly for the issuance of the preferred stock are recorded as a reduction of gross proceeds received by the Company, resulting in a discount to the preferred stock. The discount is amortized to the accumulated deficit, due to the absence of additional paid-in capital, over the period to redemption using the effective interest method of accounting.

Dividends which are required to be paid upon redemption are accrued and recorded within preferred stock and accumulated deficit.

Revenue Recognition

The Company recognizes revenue related to sales of subscriptions, products and services when (i) persuasive evidence of an arrangement exists, (ii) delivery has occurred or services have been rendered to the customer, (iii) the fee is fixed or determinable, and (iv) collectability is reasonably assured.

Subscription revenues are derived by providing access to the Company's technologies and content on its websites. Subscription fees are collected primarily from credit cards through the Company's websites at the beginning of the subscription period. Subscription revenues are recognized ratably over the subscription period, ranging from one month to one year, net of estimated cancellations. Subscription revenues are not allocated to any free-trial periods the Company may offer. Amounts received from subscribers for which the performance obligations have not been fulfilled are recorded in deferred revenue. As of June 30, 2016 and 2015, deferred revenue recorded on the accompanying consolidated balance sheets related 100% to subscriptions.

The Company's display revenue is generated from the display of graphical, non-graphical, and video advertisements on the Company's websites. The revenue is recorded when the impression is delivered. Arrangements for these services generally have terms ranging from 30 to 60. Display revenue represents less than 5% of the Company's total revenues.

The Company maintains an allowance for future subscription cancellations and returns based on historical trends and data specific to each reporting period. The historical cancellation and returns rates are applied to the current period's revenues as a basis for estimating future returns. Actual customer subscription cancellations and returns are charged against this allowance or against deferred revenue to the extent that revenue has not yet been recognized.

Cost of Revenues
Cost of subscription revenues consists of amortization of content databases, web server operating costs, credit card processing fees, personnel-related costs of web support, and outside service costs for website content.

Stock Based Compensation
The Company accounts for stock options issued to employees under Accounting Standards Codification ("ASC") 718 "Share-Based Payment". Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as expense over the employee's requisite vesting period. The fair value of each stock option or warrant award is estimated on the date of grant using the Black-Scholes option valuation model.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 Equity. The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to stock-based compensation expense and credited to additional paid-in capital.

Concentration of Credit Risk
The Company maintains its cash with a major financial institution located in the United States of America which it believes to be credit worthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company maintains balances in excess of the federally insured limits.

The Company has three and two vendors as of June 30, 2016 and December 31, 2015 that in aggregate make up 55% and 39% of accounts payable, respectively. The company purchases over 95% of its data, content and content related services from these vendors. The loss of any of these vendors would have a significant impact on the Company's operations.

Risks and Uncertainties
The Company's operations are subject to new innovations in product design and function. Significant technical changes can have an adverse effect on product lives. Design and development of new products are important elements to achieve and maintain profitability in the industry segment.

Recent Accounting Pronouncements
The FASB Board issues ASU's to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. The Company believes those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to the Company or (iv) are not expected to have a significant impact on the Company.

NOTE 3 – INTANGIBLE ASSETS

Intangible assets subject to amortization consisted of the following at June 30, 2016 and December 31, 2015:

	June 30, 2016	December 31, 2015
Content database	$ 3,006,258	$ 2,694,458
Accumulated amortization	(653,784)	(522,445)
	$ 2,352,474	$ 2,172,013

Amortization expense for the six months ended June 30, 2016 and 2015 was $ 131,339 and $108,437, respectively.

Intangible assets not subject to amortization consisted of the following at June 30, 2016 and December 31, 2015:

	June 30, 2016	December 31, 2015
Antiques library	$ 85,516	$ 85,516

In May 2015, the Company entered into an asset purchase agreement with a third party for the sale of the Company's intangible assets held within its wholly owned subsidiary GoAntiques, which included intangible assets with a carrying value totaling $151,886 for cash consideration of the same amount; accordingly, no gain or loss was recorded on the sale of assets. The Company determined that the assets sold constituted a similar line of business and accordingly, the need for discontinued operation presentation was not required.

NOTE 4 – DEBTS

Bridge Financing
Starting in May 2016, the Company raised convertible bridge financing ("Bridge Notes") to fund operations and the Company's capital raising efforts. As of June 30, 2016, $104,500 was raised with an additional $325,000 raised subsequent to such date. The Bridge Notes bear interest at 10% per annum with a default rate of 13%, and are due on September 30, 2017. The Bridge Notes shall automatically convert into the Series A-1 Preferred Stock of the Company upon the later of one day after the expiration of the pre-emptive rights granted to certain of the Company's stockholders pursuant to Section 3.1 of the Third Amended and Restated Investor Rights Agreement by and among the Company and purchasers of its preferred stock, and the maturity date of September 30, 2017.

For every $1,000 in Bridge Note, the holder receives 200 warrants to purchase common stock. The warrants were immediately vested, have a ten-year term, and an exercise price of $0.01. The Company calculated the relative fair value of the warrants issued with the Bridge Notes using a Black-Scholes pricing model with similar input as outlined in Note 6 related to warrants issued for compensation. The relative fair valued, $8,795 was recorded as a discount to the note, with the discount being accreted up over the life of the note to interest expense using the straight line method due to the short term nature of the notes. Accretion of the Bridge Note discount was $480 during the six months ended June 30, 2016. As of June 30, 2016, $8,315 remains to be accreted through September 30, 2017.

In connection with this offering, the Company has capitalized $12,825 in costs directly related to the offering which will be netted with the funds raised in the offering or expensed if the offering is unsuccessful.

Line of Credit
On April 26, 2010, the Company entered into a line of credit agreement with a financial institution. The credit facility under the agreement consisted of a $50,000 revolving loan. The line of credit is collateralized by substantially all assets of the Company and personally guaranteed by certain stockholders. On October 24, 2014, the line of credit ceiling was raised to $150,000. In March 2016, the credit ceiling was raised to $200,000. The line of credit bears interest at the Wall Street Journal's prime rate (3.50% at June 30, 2016 and December 31, 2015) plus 1.75% per annum with a 5.75% floor, payable monthly, and expires on February 28, 2017. As of June 30, 2016 and December 31, 2015, $175,000 and $150,000, was due under the line of credit with $25,000 and zero of credit remaining available, respectively.

Term Loans
In June 2011, the Company purchased an antique catalog library from a third party for $100,000. Half of the purchase price was through the issuance of a note payable of $50,000 due in annual installments of $16,667 through April 2014 and bears no interest. As of June 30, 2016 and December 31, 2015, the balance outstanding was $11,167 and $14,167, respectively.

The Company entered into a $823,000 term loan with a financial institution in April 29, 2011 to fund operations. The loan is collateralized by substantially all of the Company's assets and personally guaranteed by certain stockholders. The loan bears interest at Wall Street Journal's prime rate (3.50% at June 30, 2016 and December 31, 2015) plus 2.75% per annum, matures on May 1, 2021 and is payable in 120 monthly installments. The monthly payment amount for 2015 was $9,238 and $9,421 beginning February 1, 2016. As of June 30, 2016 and December 31, 2015, $470,236 and $511,580 is due under this loan, respectively.

Convertible Debt
From September 2013 to July 2015, the Company entered into convertible debt agreements totaling $837,500 convertible into Series A-1 Preferred stock at the sole discretion of the Company. The notes bore interest at a rate of 18% per annum if paid repaid in cash or 10% per annum if converted into equity, and compounded quarterly. The notes were due on the second anniversary of each note agreement. In July 2015, the notes were converted to Series A-1 Preferred Stock. The conversion price was set by the Board of Directors at $3.50 per share and the convertible debt was converted into 265,701 shares of Series A-1 Preferred Stock in full per the terms of the agreements. See Note 7 for related party portion of this debt.

Interest expense recognized for the six months ended June 30, 2016 and 2015 was $31,006 and $56,415, respectively.

NOTE 5 – COMMITMENTS AND CONTINGENCIES

Lease
On December 2, 2015, the Company entered into a lease agreement for its corporate office in Atlanta, GA. The lease is for 63 months with lease payments ranging from $8,912 to $10,332. The lease commenced January 1, 2016 and the Company received three months of free rent for the first three months of occupancy.

Prior to the new lease, the Company leased space for its operations in Atlanta, GA commencing in February 2012. The Company's lease is for 66 months with lease payments ranging from $5,986 to $6,941. In August 2012, the Company expanded this lease for the storage space. The expansion lease commenced in January 2013 was for 56 months and included monthly rent ranging from $1,280 to $1,484. As of December 31, 2015, the Company terminated this lease with full release of the ongoing obligation. There are no additional future payments in relation to this lease and no future liability.

The Company has also entered into a lease agreement in December 2015 for offsite storage in Atlanta, GA. The lease is for 39 months with lease payments from $1,620 to $1,770. The lease commenced on December 12, 2015.

Rent expense for the six months ended June 30, 2016 and 2015 was $61,038 and $47,121, respectively.

License and Service Agreement
The Company enters into various third party licensing, maintenance, and service agreements for infrastructure, data maintenance and content data related to the Company's primary services. Under current agreements total fixed commitments are approximately $60,000 per month for the next three years. These agreements vary in length from month-to-month to eight years. Agreements generally provide for a right of cancellation by the Company or the vendor, with appropriate notice, and in certain instances, may be subject to early termination penalty provisions; however, none have been incurred to date.

NOTE 6 – STOCKHOLDERS' EQUITY

Preferred Stock
We have authorized the issuance of 5,296,178 shares of our preferred stock, each share having a par value of $0.001. Of these shares, 884,550 have been designated Series A Preferred "Series A" and 4,411,628 have been designated Series A-1 Preferred "Series A-1."

Upon the occurrence of any Liquidation Event (as defined in Subsection 2(e)(i) of the Seventh Amended and Restated Certificate of Incorporation), the holders of Series A Preferred Stock shall be entitled to receive prior and in preference to any distribution of any of the assets of the Corporation to the holders of Common Stock or any other security ranking junior in priority to the Preferred Stock by reason of their ownership thereof, an amount for each share of Series A Preferred Stock then held by them equal to the Original Purchase Price for such Series A Preferred Stock, plus an amount equal to any declared but unpaid dividends.

Upon the occurrence of any Liquidation Event the holders of Series A-1 Preferred Stock shall be entitled to receive on a pari passu basis, prior and in preference to any distribution of any of the assets of the Corporation to the holders of Common Stock or any other security ranking junior in priority to the Series A-1 Preferred Stock by reason of their ownership thereof, an amount for each share of Series A-1 Preferred Stock then held by them equal to the Original Purchase Price for such Series A-1 Preferred Stock, plus an amount equal to any declared but unpaid dividends

If upon the occurrence of a Liquidation Event, the assets and funds thus distributed among the holders of the Preferred Stock shall be insufficient to permit the payment to such holders of the full Preferred Liquidation Amount, then the entire assets and funds of the Corporation legally available for distribution shall be distributed ratably among the holders of the Preferred Stock in accordance with Section 2 of the Seventh Amended and Restated Certificate of Incorporation and in proportion to the relative preferential amounts that each such holder is otherwise entitled to receive.

After payment to the holders of the Preferred Stock of the amounts set forth in Subsection 2(a) and 2(b) of Article IV(B) of the Seventh Amended and Restated Certificate of Incorporation, (x) the holders of Series A-1 Preferred Stock shall receive one-half of the amount they would be entitled to receive if any additional remaining assets were to be distributed ratably to the holders of the Common Stock and Preferred Stock (the "Series A-1 Participation"), and (y) after payment of the Series A-1 Participation the holders of Common Stock and the Series A Preferred Stock shall share in any additional remaining assets pro rata.

During the year ended December 31, 2015, 265,701 shares of Series A-1 were issued for the conversion of convertible debt. See Note 4.

Common Stock
We have authorized the issuance of 11,703,822 shares of our common stock, each share having a par value of $0.001.

Stock Options
During 2007, the Company adopted the WorthPoint, Inc. 2007 Equity Incentive Plan (the "Plan"). The Plan provides for the grant of equity awards to our directors, employees, and certain key consultants, including stock options and restricted stock units to purchase shares of our common stock. Up to 2,300,000 shares of our common stock may be issued pursuant to awards granted under the Plan, subject to adjustment in the event of stock splits and other similar events. As of June 30, 2016, 441,768 shares of common stock remain issuable under the Plan. The Plan is administered by our Board of Directors, and expires ten years after adoption, unless terminated earlier by the Board of Directors.

No stock options were issued during the six months ended June 30, 2016.

During the six months ended June 30, 2016 and 2015, stock option compensation was $5,334, and $9,974, respectively, and included in general and administrative expenses in the accompanying consolidated statements of operations.

Warrants
During the six months ended June 30, 2016, the Company issued 88,300 warrants to related parties for compensation. The warrants had an exercise price of $0.01, vested immediately, and have a ten-year life. The Company valued the warrants using the Black-Scholes pricing model using the above information as inputs, volatility of 50%, a risk-free rate based on a ten-year treasury, and zero dividend rate. The warrants were valued at $40,500. As of June 30, 2016, 287,500 warrants are outstanding. Stock-based compensation for warrants was $40,500 and $2,600 for the six months ended June 30, 2016 and 2015, respectively, and included in general and administrative expense in the accompanying consolidated statement of operations.

During the six months ended June 30, 2016, the Company's Chief Executive Officer exercised 53,787 warrants at $0.01 per common share.

NOTE 7 – RELATED PARTY TRANSACTIONS

Related Party Advances
From time to time during the six months ended June 30, 2016 and 2015, the Company received advances from related parties for short-term working capital. At June 30, 2016 and December 31, 2015, amounts outstanding under related party advances totaled $114,833 and $122,400, respectively, and are included in the accompanying consolidated balance sheets. Such advances are considered short-term, non-interest bearing and are due on demand.

Bridge Notes
During the six months ended June 30, 2016, the Company raised $104,500 from the Company Chief Executive officer. Including subsequent events, a total of $429,500 has been raised, of which $369,500 is to related parties with related warrants of 73,900. See Note 4 and 8 for terms and subsequent events.

Convertible Debt

As disclosed in Note 4, the Company entered into various convertible debt agreements from 2013 to 2015. Such convertible debts included $792,500 to related parties, all of which was converted to Series A-1 in the second half of 2015. Of these amounts $250,000 was received in 2013, $287,500 was received in 2014, and $255,000 was received in 2015.

Warrants

During the six months ended June 30, 2016 the Company issued 99,200 warrants to related parties, see Notes 4 and 6. See Note 6 for warrants exercised by our Chief Executive Officer.

NOTE 8 – SUBSEQUENT EVENTS

Subsequent to June 30, 2016, the Company raised an additional $325,000 in Bridge Notes and 65,000 in associated warrants, see Note 4 for terms.

The Company has evaluated subsequent events that occurred after June 30, 2016 through November 9, 2016, the issuance date of these consolidated financial statements. There have been no other events or transactions during this time which would have a material effect on these consolidated financial statements.